                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                  Commission file number 0-9233
                                                                         ------


[   ]    Form 10-K and Form 10KSB            [   ] Form 11-K

[   ]    Form 20-F         [x] Form 10-Q and Form 10-QSB      [   ] Form N-SAR

For period ended June 30, 2000
                 ------------------------------------------------------

[   ]    Transition Report on Form 10-K and Form 10-KSB

[   ]    Transition Report on Form 20-F

[   ]    Transition Report on Form 11-K

[   ]    Transition Report on Form 10-Q and Form 10-QSB

[   ]    Transition Report on Form N-SAR

For transition period ended ________



       Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

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                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:  American Management Systems, Incorporated
                        -------------------------------------------------------

Former name if applicable:
                           -----------------------------------

Address of principal executive office (Street and number):  4050 Legato Road
                                                            -------------------

City, State, Zip Code: Fairfax, Virginia, 22033
                       --------------------------------------------------------


                                     PART II

                             RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

[X]    (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]    (b)    The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       The Registrant is unable to prepare all of the materials required in order to permit an accurate and complete filing of its quarterly report on Form 10-Q for the quarter ended June 30, 2000, on a timely basis, without unreasonable effort and expense. The Registrant will file its Form 10-Q no later than August 18, 2000.

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                                     PART IV

                                OTHER INFORMATION

       (1) Name and telephone of person to contact in regard to this notification.

                  Kimberly V. Mann          (202) 663-8281
         ----------------------------------------------------------------------
                        (Name)              (Area Code) (Telephone Number)


       (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [ X ] Yes  [   ]  No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes  [   ]  No


       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    AMERICAN MANAGEMENT SYSTEMS, INCORPORATED
                    -----------------------------------------
                  (Name of Registrant as Specified in Charter)

       Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 15, 2000               By:   /s/ Ronald L. Schillereff
                                         --------------------------------------
                                    Name:   Ronald L. Schillereff
                                    Title:  Chief Financial Officer,
                                    Treasurer and Executive Vice
                                    President


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



                                  ATTACHMENT


The Registrant's quarterly report on Form 10-Q for the quarter ended June 30, 2000 will report significantly enhanced results of operations relative to the corresponding period in the preceding fiscal year. See the attached Statements of Operations.


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                    American Management Systems, Incorporated

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                    Unaudited

                       (In millions except per share data)





                                                                        For the Quarter        For the Six Months
                                                                        Ended June 30,         Ended June 30,
                                                                         2000       1999         2000       1999
                                                                       --------   --------     --------   --------

REVENUES..........................................................      $318.0     $305.3        $629.1     $596.2
EXPENSES
    Client Project Expenses.......................................       162.9      166.1         325.9      318.8
    Other Operating Expenses......................................       105.7       87.9         207.4      177.3
    Corporate Expenses............................................        21.8       22.1          42.8       43.0
    Provision for Specific Contract...............................           -       20.0            -        20.0
                                                                       -------   --------       -------   ---------
                                                                         290.4      296.1         576.1      559.1

INCOME FROM OPERATIONS............................................        27.6        9.2          53.0       37.1

OTHER (INCOME) EXPENSE
    Interest (Income) Expense.....................................         1.4        0.2           1.4        0.1
    Other (Income) Expense........................................          -         0.1          (1.8)       1.0
    (Gain) Loss on Equity Investments.............................        (1.1)       1.1           0.2        1.4
                                                                       -------   --------       -------   ---------
                                                                           0.3        1.4          (0.2)       2.5

INCOME BEFORE INCOME TAXES........................................        27.3        7.8          53.2       34.6
INCOME TAXES......................................................        11.2        3.2          21.8       14.2
                                                                       -------   --------       -------   --------
NET INCOME........................................................      $ 16.1     $  4.6        $ 31.4     $ 20.4
                                                                       =======   ========       =======   ========
WEIGHTED AVERAGE SHARES...........................................        41.6       42.5          41.4       42.3
                                                                       =======   ========       =======   ========
BASIC NET INCOME PER SHARE........................................      $ 0.39     $ 0.11        $ 0.76     $ 0.48
                                                                       =======   ========       =======   ========
WEIGHTED AVERAGE SHARES AND EQUIVALENTS...........................        42.4       43.2          42.1       43.2
                                                                       =======   ========       =======   ========
DILUTED NET INCOME PER SHARE......................................      $ 0.39     $ 0.10        $ 0.75     $ 0.47
                                                                       =======   ========       ========= ========



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